Monster Offers
                                P.O. Box 1092
                         Bonsall, California   92003
                         Telephone:  (760) 208-4905
                         Facsimile:  (619) 374-2811


December 21, 2010


VIA EDGAR TRANSMISSION
----------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Ryan Houseal, Staff Attorney

Re: Monster Offers
     Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2009 Amendment No. 1 to Form 10-Q for the quarterly period ended March 31, 2010
     Amendment No. 1 to Form 10-Q for the quarterly period ended June 30,
     2010
     Amendment No. 1 to Form 8-K for the period August 30, 2010
     File No. 000-53266

Dear Mr. Houseal:

On behalf of Monster Offers (the "Company"), this letter responds to your December 14, 2010 comment letter, concerning our above referenced filings. We have replied below on a comment-by-comment basis, with each response following a repetition of the Staff's comment to which it applies. The responses to the comments are numbered to relate to the corresponding comments in your letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009
----------------------------------------------------------------------

Recent Sales of Unregistered Securities, page 20
------------------------------------------------

1. We refer to the added disclosure to your liquidity and capital resources section regarding the 7.5 million shares issued pursuant to Regulation D, Rule 506 of the Securities Act. Please note that Item 701 of Regulation S-K requires that you provide the requisite information for a three-year period, which you have provided, in part, under management's discussion and analysis. It is unclear from your disclosure, however, whether the purchasers in the December 2007 private placement were accredited or sophisticated with access to information. Please advise. Further, with respect to the December 2009 private placement, it is unclear to us whether the non-accredited investors were sophisticated.

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Response:  We respectfully note the Staff's comment.  With respect to the
December 2007 private placement some of the investors were accredited and some were sophisticated investors with access to information about the Company. With respect to the December 2009 private placement, the non-accredited investors were sophisticated with access to information about the Company.


Controls and Procedures
-----------------------

Evaluation of Disclosure Controls and Procedures
------------------------------------------------

2. We refer to prior comment 12. Please tell us the basis for your conclusion that you will have these deficiencies remedied in "the next few months." In this regard, we note that you have one officer and director. You should also provide a more detailed estimate of when you expect to have the deficiencies in your internal controls remedied than the next few months."

Response: The Board of Directors has identified candidates for a CFO position, they have also started the interview process for additional Board Members. The Board expects to make an announcement to fill the Board vacancy in the next two months.


Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. page 35
--------------------------------------------------------------------------

3. We refer to your revisions made in response to prior comment 15. Please tell us whether Powerhouse Development or Marisela Simmons has ever had in the past a material relationship with your Company or any of its predecessors. To the extent that such a relationship did exist, describe the nature of such relationship.

Response: As disclosed in the corporate filings, Powerhouse Development did have a past relationship with the Company, when the Company was headquartered in Panama. Marisela Simmons of Powerhouse did work with Jonathan W. Marshall, the previous President of the Company. She was not related as a family member with the previous President of the Company. The stock was purchased by Powerhouse Development, at par value, and an undetermined amount of this stock was to be used as an incentive for the workers in Panama. This incentive program never materialized. No previous workers received nor are designated to receive any shares from Powerhouse Development. On August 30, 2010, when the Company relocated its corporate headquarters to California, and installed new director(s) and management, that stock remained with Powerhouse Development in Panama, under the control of Powerhouse Development. Powerhouse Development and the previous
President signed lock-up agreements which were filed on Form 8-K with Commission on September 2, 2010. There is currently no material relationship between Powerhouse Development and the Company.


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Mr. Houseal, we hope our responses satisfactorily address your comments.


Respectfully submitted,

Monster Offers


By:  /s/  Paul Gain
---------------------------------
          Paul Gain
          Chairman and Chief Executive Officer

cc:  Thomas C. Cook, Esq.
     Corporate Counsel




























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